                                                                   COMPLETE COPY


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB
                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
              UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

                  12g3-2(b) COMMISSION EXEMPTION NO. 82 - 5124

                                -----------------

                           RIPPED CANADA ARTISTS INC.
             (Exact name of Registrant as specified in its charter)
                                 ONTARIO, CANADA
                 (Jurisdiction of incorporation or organization)
                          56 TEMPERANCE ST., 6TH FLOOR
                         TORONTO, ONTARIO M5H 3V5,CANADA
                               TEL: (416) 363-2114
                               FAX: (416) 363-9982
                   (Addresses of principal executive offices)



     Securities to be registered pursuant to Section 12(b) of the Act: NONE

    Securities to be registered pursuant to Section 12(g) of the Act: COMMON

             Number of Common Shares outstanding as of May 3rd, 2001
                    (the signing of this document): 4,089,238

                                       (I)
                                TABLE OF CONTENTS

                                     PART I



                                                                                PAGE
                                                                                ----
ITEM 1   DESCRIPTION OF BUSINESS                                                   2

ITEM 2   MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION                 3

ITEM 3   DESCRIPTION OF PROPERTY                                                   3

ITEM 4   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT            3

ITEM 5   DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS           3

ITEM 6   EXECUTIVE COMPENSATION                                                    4

ITEM 7   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS                            4

ITEM 8   DESCRIPTION OF SECURITIES                                                 5

                                     PART II

ITEM 1   MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND
RELATED STOCKHOLDER MATTERS                                                        5

ITEM 2   LEGAL PROCEEDINGS                                                         6

ITEM 3   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS                             6

ITEM 4   RECENT SALES OF UNREGISTERED SECURITIES                                   6

ITEM 5   INDEMNIFICATION OF DIRECTORS AND OFFICERS                                 7


                                   PART F/S                                        7





                                   SIGNATURES                                      7

                                      (II)
                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----

                                  ATTACHMENT A

                          AUDITED FINANCIAL STATEMENTS

                         INDEX TO FINANCIAL STATEMENTS

              MOST RECENT QUARTERLY 2001                                    A 1
              MOST RECENT AUDITED ANNUAL NOVEMBER 30, 2000                  A 2
              3RD QUARTER, 2000                                             A 3
              2ND QUARTER, 2000                                             A 4
              1ST QUARTER, 2000                                             A 5
              AUDITED ANNUAL NOVEMBER 30, 1999                              A 6
              AUDITED ANNUAL NOVEMBER 30, 1998                              A 7
              AUDITED ANNUAL NOVEMBER 30, 1997                              A 8



                                  ATTACHMENT B

                                    EXHIBITS

                                INDEX TO EXHIBITS

              ARTICLES OF INCORPORATION                                     B 1
              ARTICLES OF AMENDMENT                                         B 2
              FORM FX                                                       B 3

                                                                    PAGE 2
                                     PART I

                             REGISTRATION STATEMENT

ALTERNATIVE 3

ITEM 1 DESCRIPTION OF BUSINESS.

1) The company was formed on June 19, 1997 in the Province of Ontario under the name Findore Gold Resources Ltd. The name was changed October 27, 2000 to Ripped Canada Artists Inc.,(the "Company"), at the time of the name change there was no change in the capital structure. The company files Canadian federal income tax under its Business Number 88343 99093.

2) There has been no bankruptcy, receivership or similar proceeding.

3) There has been a change of business concurrent with the name change of the Company. This change of name has not resulted in any significant change in assets. The Company has embarked on the business of entertainment. The Company's business model is based on acquiring a license or interest in an entertainment property. The Company contracts the manufacture and takes the product to the market. The marketing effort is undertaken by the Company's salespeople with the assistance of agents who specialize in the field. Shipment to wholesalers and retailers is subcontracted to the fulfillment house. The accounting function is done by the Company. To date the cornerstone license we have acquired is the right to distribute a documentary CD on the well-known popular musicians the `Beatles.' This is an ideal launch vehicle as the production has been completed and the cost of manufacture and distribution is quite modest. The manufacturer of the `Beatles' biographical story is located in Toronto. This industry is mature and there are many competitive manufacturers. The distribution of CDs is a highly competitive business. There are many in the market competing to supply product to the public. There are no issues regarding government regulation of the business.

                  The Company still retains a mining asset from its previous business; this property is to be Joint Ventured with an active mineral exploration group. This will remove the cost of carrying the property from the Company yet leave the possibility of benefit in the event any success is achieved by the Joint Venture partner. The transaction has no significant impact on the Company.

                  The Company employs five (5) full time employees and various consultants and experts when needed. The office consists of approximately 3300 sq. ft.

ITEM 2 MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

The Company's founders have the capability to bear the costs of the operation of the Company for more than 12 months. This would include the cost of manufacturing CDs and the other costs involved in day-to-day operations. The Company has been funded internally since its inception. The Company may if market conditions allow issue shares via public offering to fund the treasury. This however, is not necessary and is only an option, which we are not pursuing at this time.

ITEM 3 DESCRIPTION OF PROPERTY

The Company owns a mineral exploration property, which it acquired in the course of its former business. This asset has no significant impact on the Company and is carried at a minimum valuation on the statements.

The Company has no oil and gas property.

The Company has no real property; the only real estate asset is the Company's office space lease. This consists of 3,300 sq. ft. expiring in November, 2006.

ITEM 4 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

See Item 5 below.

ITEM 5 DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.


TITLE OF CLASS         NAME            AMOUNT OWNED         PERCENT OF CLASS
--------------         ----            ------------         ----------------
Common shares     Drew Currrah         656,000              16.04
                  President & Director

Common shares     Charles Dennis       625,000              15.28
                  Director

Common shares     Ben Fuschino         5,000                 .001
                  Director

Common shares     Robert Burton        20,000                .005
                  Secretary-Treasurer & Director

Control of Registrant                                                     PAGE 4

TITLE OF CLASS             IDENTITY OF PERSON OR GROUP        AMOUNT OWNED     PERCENT OF CLASS
--------------             ---------------------------        ------------     ----------------
Common shares              All Officers and Directors         1,306,000        32.94%
                           As a Group


ITEM 6 EXECUTIVE COMPENSATION

Compensation of Directors & Officers



NAME                                SALARY                   STOCK OPTIONS
----                                ------                   -------------
Drew Currah                         $60,000 CDN              27,500 @ $0.25
3048 Seneca Drive                                            Expiry November 24, 2002
Oakville, Ontario
L6L 1A9

Charles Dennis                      0                        80,000 @ $0.50
194 Riverside Drive                                          Expiry October 16, 2005
New York, N.Y.
10025

Robert Burton                       0                        25,000 @ $0.50
75 Chancery Lane                                             Expiry October 16, 2005
Oakville, Ontario
L6J 5P7

Ben Fuschino                        0                        100,000 @ $0.50
9 Blackwood Place                                            Expiry October 16, 2005
Woodstock, Ontario
N4S 8Y3


ITEM 7 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

No transactions have taken place nor are any contemplated.

ITEM 8 DESCRIPTION OF SECURITIES

The authorized capital of the Company consists of an unlimited number of common shares ("Common Shares"), of which 4,089,238 shares are issued and outstanding.

Holders of Common Shares will be entitled to receive notice of, attend and vote at all meetings of the shareholders of the Company. Each Common Share carries one vote at such meetings. Holders of Common Shares are entitled to dividends as and when declared by the directors. In the event of the voluntary or involuntary liquidation, dissolution or winding-up of the Company, after payment of all outstanding debts, the remaining assets of the Company available for distribution will be distributed to the holders of Common Shares.

The common capital stock of the Company has no dividend rights; carries one vote per common share, has no preference in liquidation; does not have pre-emptive rights; does not have conversion rights; does not have redemption rights; carried no sinking fund provisions and is not liable for further calls or assessments.

The rights of the holders of the common capital stock may be modified by a resolution presented at a duly called meeting of shareholders of such shares wherein consent has been voted by a majority of three fourths (3/4th) or such greater majority of the issued shares.

There is no restriction on the re-purchase or redemption of any shares of the Company.

                                     PART II

ITEM 1 MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The principal market maker for the Company is

Program Trading Corp.
1515 North Federal Highway # 404
Boca Raton, Florida 33432

The shares are traded on the `Pink Sheets' and have been listed there since February 5, 2001. The shares are also reported on the Canadian Unlisted Board. There are no quotes for the trading, as it is only a reporting agency subject to the Ontario Securities Commission. The Company is a reporting issuer in the Province of Ontario and reports to the Ontario Securities Commission.

                                                                          PAGE 6
PRICE ACTIVITY "PINK SHEET" LISTING

         The Company commenced trading on the `Pink Sheets' on February 5, 2001. Since the open prices have varied from a high of $0.375 US to a low of $0.17 US. The volume has been a total of 446,400 shares traded in 16 trades up to May 3rd, 2001 (the signing of this document).

The Company has not paid dividends and does not contemplate paying dividends in the immediate future.



ITEM 2 LEGAL PROCEEDINGS

The Company is not involved in any legal proceedings.

ITEM 3 CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

The auditor for the Company has been Wm. Andrew Campbell, C.A. since the Company's formation. All of the statements are in Canadian dollars. The statements are in conformity with US GAAP.

There have been no disagreements with the Accountants.

The financial statements of the Company are attached as Appendix A.



ITEM 4 RECENT SALES OF UNREGISTERED SECURITIES

There has been no public sale of Unregistered Securities.

ITEM 5 INDEMNIFICATION OF DIRECTORS AND OFFICERS

See Item 6 Part I.

                                    PART F/S

No significant business has been acquired or is to be acquired.



                                   SIGNATURES


Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         -------------------------------------
                                                       (Registrant)


Date:                                    By:
      --------------------------------       ---------------------------------
                                                       (Signature)*

- Print name and title of the signing officer under his signature.

                                  ATTACHMENT A

                       AUDITED ANNUAL FINANCIAL STATEMENTS

                           RIPPED CANADA ARTISTS INC.
                     (formerly FINDORE GOLD RESOURCES LTD.)

                                                                            PAGE
                                                                            ----

                          INDEX OF FINANCIAL STATEMENTS

1ST QUARTER, 2001                                                           A 1
MOST RECENT AUDITED ANNUAL NOVEMBER 30, 2000                                A 2
3RD QUARTER, 2000                                                           A 3
2ND QUARTER, 2000                                                           A 4
1ST QUARTER, 2000                                                           A 5
AUDITED ANNUAL NOVEMBER 30, 1999                                            A 6
AUDITED ANNUAL NOVEMBER 30, 1998                                            A 7
AUDITED ANNUAL NOVEMBER 30, 1997                                            A 8

                                                                         PAGE A1













                              MOST RECENT QUARTERLY
                                FEBRUARY 28, 2001

-------------------------------------------------------------------------------
                                                                               1















                           Ripped Canada Artists Inc.
                              Financial Statements
                            (Prepared By Management)
                                   (Unaudited)
                                February 28, 2001

-------------------------------------------------------------------------------
                                                                               2


                           Ripped Canada Artists Inc.
                                  Balance Sheet
                            (Prepared By Management)

                                     ASSETS
                                     ------




                                                                              Three Months Ended      Year Ended
                                                                                  February 28,        November 30,
                                                                                     2001                 2000
                                                                                 -------------      --------------
CURRENT
    Cash                                                                         $          82      $          765
    Accounts receivable                                                                     37                 337
                                                                                 -------------      --------------
                                                                                           119               1,102
                                                                                 -------------      --------------

OTHER
    Organization costs                                                                  16,147              16,447
    Investment in private film production company                                       75,000              75,000
    Investment in TV and film productions                                              416,811             416,061
    Marketable securities                                                               45,000                   -
    Oil and gas interests                                                                    -              45,000
    Mining claims and deferred exploration expenditures                                 15,000             254,527
                                                                                 -------------      --------------
                                                                                       567,958             807,035
                                                                                 -------------      --------------

                                                                                 $     568,077      $      808,137
                                                                                 =============      ==============

                                                     LIABILITIES
                                                     -----------
CURRENT
    Accounts payable and accrued liabilities                                     $      38,113      $       44,113
    Loans and advances from related parties                                             81,499              80,274
                                                                                 -------------      --------------

    Total Liabilities                                                                  119,612             124,387
                                                                                 -------------      --------------

                                               SHAREHOLDERS EQUITY
                                               -------------------
SHARE CAPITAL   (Note 2)                                                             1,182,196           1,160,071

DEFICIT (Page 3)                                                                      (733,731)           (476,321)
                                                                                 --------------     ---------------
                                                                                       448,465             683,750
                                                                                 -------------      --------------

                                                                                 $     568,077      $      808,137
                                                                                 =============      ==============


See accompanying notes unaudited to financial statements

-------------------------------------------------------------------------------
                                                                               3


                           Ripped Canada Artists Inc.
                          Statement of Loss and Deficit
                            (Prepared By Management)




                                                                                   Three Months        Three Months
                                                                                       Ended               Ended
                                                                                    February 28         February 28,
                                                                                        2001                2000
                                                                                  ------------       -------------
Office, general and administrative
    Management fees, salaries and benefits                                        $      6,000       $           -
    Legal and audit                                                                      2,300                   -
    Office, general and administration                                                   6,133               1,800
    Rent                                                                                 2,250                   -
    Transfer agent's fees                                                                  900                   -
    Amortization                                                                           300                 300
                                                                                  ------------       -------------

                                                                                        17,883               2,100
                                                                                  ------------       -------------

Loss before the under noted item                                                       (17,883)             (2,100)
Write down of mining claims and deferred exploration expenditures                     (239,527)                  -
                                                                                  ------------       -------------
Net Loss for the Period                                                               (257,410)             (2,100)

Deficit, Beginning of Period                                                          (476,321)           (362,323)
                                                                                  ------------       -------------

DEFICIT, END OF PERIOD                                                            $   (733,731)      $    (364,423)
                                                                                  ============       =============

NET LOSS PER SHARE                                                                $      (0.08)      $       (0.11)
                                                                                  ============       =============



See accompanying notes to unaudited financial statements

-------------------------------------------------------------------------------
                                                                               4


                           Ripped Canada Artists Inc.
                        Statement of Changes in Cash Flow
                            (Prepared By Management)




                                                                                   Three Months      Three Months
                                                                                       Ended             Ended
                                                                                    February 28       February 28,
                                                                                       2001               2000
                                                                                  -------------      -------------
Cash provided by (Used in):
     Operating Activities
     Net loss for the year                                                        $    (257,410)     $      (2,100)
     Add: item not affecting cash:
     Amortization                                                                           300                300
     Write down of mining claims and deferred exploration expenditures                  239,527                  -
                                                                                  -------------      -------------
                                                                                        (17,583)            (1,800)
     Changes in non-cash operating working capital balances                              (5,700)              (838)
                                                                                  --------------     --------------

     (Used in) Operating Activities                                                     (23,283)            (2,638)
                                                                                  --------------     --------------

     Financing Activities
     Issuance of common shares                                                           22,125                  -
     Loans and advances from related parties                                              1,225                  -
                                                                                  -------------      -------------

     Provided by Financing Activities                                                    23,350                  -
                                                                                  -------------      -------------

     Investing Activities
     Marketable securities                                                              (45,000)                 -
     Oil and gas interests                                                               45,000                  -
     Investment in film production                                                         (750)                 -
                                                                                  --------------     -------------

     (Used in) Investing Activities                                                        (750)                 -
                                                                                  --------------     -------------

     Decrease in Cash                                                                      (683)            (2,638)

     Cash, beginning of period                                                              765              2,703
                                                                                  -------------      -------------

     CASH, END OF PERIOD                                                          $          82      $          65
                                                                                  =============      =============


See accompanying notes to unaudited financial statements

-------------------------------------------------------------------------------
                                                                               5

                           Ripped Canada Artists Inc.
                          Notes to Financial Statements
                            (Prepared By Management)
                                February 28, 2001

1.   Summary of Significant Accounting Policies

     The accompanying policies and methods followed in preparing these financial statements are those used by Ripped Canada Artists Inc. (the "Company") as set out in the November 30, 2000 audited financial statements. However, the unaudited financial statements for the three months ended February 28, 2001 do not conform in all respects to the disclosure and information that is required for annual financial statements. For further information, see the Company's November 30, 2000 audited financial statements.

     The enclosed unaudited financial statements for the three months ended February 28, 2001 conform with generally accepted accounting principles in Canada for financial reporting for interim financial statements.

     In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the three months ended February 28, 2001 is not indicative of the results that may be expected for the full year ended November 30, 2001.

2.   Share Capital

     a) Authorized- An unlimited number of Common shares
             - an unlimited number of Class A shares, without par value, non-voting
             - an unlimited number of Class B shares, without par value, non-voting
             -
     b) Issued:                                 NUMBER                $
                                            -------------      -------------
         Common shares
         Balance:  November 30, 2000            3,069,738      $   1,160,071
                                            =============      =============

         Balance:  February 28, 2001            3,142,237      $   1,182,096
                                            =============      =============

     Officers, directors and employee stock option plan

     As at February 28, 2001, stock options were outstanding to purchase up to 205,000 at $0.50 per share until October 16, 2005, 52,500 at $0.25 until
     November 24, 2002, 30,000 at $0.35 until March 27, 2006 and 20,000 at $0.35 until April 23, 2003.

3.   Income taxes

     At February 28, 2001, the Company's income tax expense was nil. No benefit has been recognized in these financial statements.

     The future income tax assets and liabilities that may result from differences in tax values and accounting values have not been reflected in these financial statements.

4.   United States Accounting Principles

     The financial statements presented are in accordance with Generally Accepted Accounting Principles ("GAAP") in Canada, which do not present any material differences with GAAP as it applies in the United States of America.

                                                                        PAGE A 2










                           MOST RECENT ANNUAL AUDITED
                               FINANCIAL STATEMENT
                                NOVEMBER 30, 2000

-------------------------------------------------------------------------------
                                                                               1








                           Ripped Canada Artists Inc.
                     (Formerly: Findore Gold Resources Ltd.)
                              Financial Statements
                               November 30, 2000



                                                                            Page
                                                                            ----

Auditor's Report to the Shareholders                                          2
Balance Sheet                                                                 3
Statement of Loss and Deficit                                                 4
Statement of Cash Flows                                                       5
Notes to Financial Statements                                             6 - 9

-------------------------------------------------------------------------------
                                                                               2


Wm. Andrew Campbell C.A.                                Tel.: (416) 363 - 6273
56 Temperance Street, 6th. Floor,                       Fax: (416) 363 - 9982
Toronto, Ontario
M5H 3V5

-------------------------------------------------------------------------------



To the Shareholders of:
Ripped Canada Artists Inc.
(Formerly: Findore Gold Resources Inc.)


I have audited the balance sheets of Ripped Canada Artists Inc. as at November 30, 2000 and 1999 and the statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted an audit in accordance with generally accepted auditing standards in Canada. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In my opinion these financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2000 and 1999 and the results of its operations and cash flows for the year ended in accordance with generally accepted accounting principles.


(Signed): Wm. Andrew Campbell
Chartered Accountant
Toronto, Ontario
March 21, 2001



-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
                                                                               3




                           Ripped Canada Artists Inc.
                                  Balance Sheet
                        As at November 30, 2000 and 1999

                                     ASSETS
                                     ------



                                                                                     2000                 1999
                                                                                 -------------      --------------
CURRENT
    Cash                                                                         $         765      $        2,703
    Accounts receivable                                                                    337      -          974
                                                                                 -------------      --------------
                                                                                         1,102               3,677
                                                                                 -------------      --------------

OTHER
    Organization costs                                                                  16,447               7,947
    Investment in private film production company (note 3)                              75,000                   -
    Investment in TV and film productions (note 4)                                     416,061                   -
    Oil and gas interests (note 5)                                                      45,000                   -
    Mining claims and deferred exploration expenditures (note 6)                       254,527             246,964
                                                                                 -------------      --------------
                                                                                       807,035             254,911
                                                                                 -------------      --------------

                                                                                 $     808,137      $      258,588
                                                                                 =============      ==============

                                                     LIABILITIES
                                                     -----------
CURRENT
    Accounts payable and accrued liabilities                                     $      44,113      $       17,073
    Loans and advances from related parties (Note 7)                                    80,274              46,617
                                                                                 -------------      --------------

    Total Liabilities                                                                  124,387              63,690
                                                                                 -------------      --------------

                                               SHAREHOLDERS EQUITY
                                               -------------------

SHARE CAPITAL   (Note 8)                                                             1,160,071             557,221

DEFICIT (Page 4)                                                                      (476,321)           (362,323)
                                                                                 --------------     ---------------
                                                                                       683,750             194,898
                                                                                 -------------      --------------

                                                                                 $     808,137      $      258,588
                                                                                 =============      ==============




Approved on behalf of the Board:


  SIGNED:    " DREW CURRAH"                   :DIRECTOR
  -----------------------------------------------------


  SIGNED:   " BEN FUSCHINO"                   :DIRECTOR
  -----------------------------------------------------









See accompanying notes to financial statements
 Refer to Auditor's Report appearing on Page 2


-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
                                                                               4


                           Ripped Canada Artists Inc.
                          Statement of Loss and Deficit
                      For the Year Ended November 30, 2000




                                                                                      2000                 1999
                                                                                  ------------       -------------
Office, general and administrative
    Management fees, salaries and benefits                                        $     25,885       $      28,873
    Legal and audit                                                                     19,850               3,750
    Office, general and administration                                                  11,109               4,864
    Rent                                                                                10,000               7,000
    Transfer agent's fees                                                                8,827               5,899
    Consulting fees                                                                      5,503               6,122
    Travel, entertainment and investor relations                                         4,324               8,825
    Amortization                                                                         8,500               2,800
                                                                                  ------------       -------------

                                                                                        93,998              68,133
                                                                                  ------------       -------------

Loss before the under noted item                                                       (93,998)            (68,133)
Write down of mining claims and deferred exploration expenditures                      (20,000)           (131,731)
                                                                                  -------------      --------------
Net Loss for the Year                                                                 (113,998)           (199,864)

Deficit, Beginning of Year                                                            (362,323)           (162,459)
                                                                                  -------------      --------------

DEFICIT, END OF YEAR                                                              $   (476,321)      $    (362,323)
                                                                                  =============      ==============

NET LOSS PER SHARE                                                                $   (0.05)         $   (0.11)
                                                                                  ============       =============



See accompanying notes to financial statements
Refer to Auditor's Report appearing on Page 2


-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
                                                                               5


                           Ripped Canada Artists Inc.
                        Statement of Changes in Cash Flow
                      For the Year Ended November 30, 2000




                                                                                       2000                1999
                                                                                  -------------      -------------
Cash provided by (Used in):
Operating Activities
     Net loss for the year                                                        $    (113,998)     $    (199,864)
     Add: item not affecting cash:
     Amortization                                                                         8,500              2,800
     Write down of mining claims and deferred exploration expenditures                   20,000            131,731
                                                                                  -------------      -------------
                                                                                        (85,498)           (65,333)
     Changes in non cash operating working capital balances (Note 9)                     27,677             (5,580)
                                                                                  -------------      --------------

     (Used in) Operating Activities                                                     (57,821)           (70,913)
                                                                                  --------------     --------------

     Financing Activities
     Issuance of common shares                                                          602,850             59,783
     Loans and advances from related parties                                             33,657              8,574
                                                                                  -------------      -------------

     Provided by Financing Activities                                                   636,507             68,357
                                                                                  -------------      -------------

     Investing Activities
     Additions to organization costs                                                    (17,000)                 -
     Investment in private film production company                                      (75,000)                 -
     Investment in film production                                                     (416,061)                 -
     Oil and gas interests                                                              (45,000)                 -
     Additions to mining claims and deferred exploration expenditures                   (27,563)              (105)
                                                                                  --------------     --------------

     (Used in) Investing Activities                                                    (580,624)              (105)
                                                                                  --------------     --------------

     Decrease in Cash                                                                    (1,938)            (2,661)

     Cash, beginning of year                                                              2,703              5,364
                                                                                  -------------      -------------

     CASH, END OF YEAR                                                            $         765      $       2,703
                                                                                  =============      =============



See accompanying notes to financial statements
 Refer to Auditor's Report appearing on Page 2


-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
                                                                               6

                           Ripped Canada Artists Inc.
                          Notes to Financial Statements
                      For the Year Ended November 30, 2000


1.   Nature of Business and Going Concern Considerations

     Ripped Canada Artists Inc (formerly: Findore Gold Resources Ltd.) (Herein the "Company") was incorporated on June 19, 1997 under the Ontario Business Corporations Act. The Company is listed for trading on the Canadian Unlisted Board. ("CUB").

     During the year, the Company decided to change its primary business focus from investing in resource related activities to TV and Film production and distributing activities. The Company is in the process of disposing of its resource related assets on a timely basis.

     The Company's ability to continue on a going concern basis, which contemplates the payment of its liabilities as they become due is dependent upon its ability to generate cash flows from equity and debt financing and the ultimate profitability of its TV and Film productions and distribution activities.

2.   Summary of Significant Accounting Policies

     (a) Measurement uncertainty
         The preparation of financial statements in conformity with generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure or contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. The assets and liabilities, which require management to make significant estimates and assumptions in determining carrying values, include mining properties and deferred exploration expenditures.

     (b) Mineral exploration properties
         Costs of acquisitions of mining properties and all deferred exploration expenditures less related recoveries are capitalized. The Company follows the cost reduction method in accounting for option payments received whereby the proceeds received reduce expenditures on the related property. When the amounts received exceed expenditures, the related property's carrying value is reduced to $1 and the excess is recorded as income.

         The costs of properties, which are abandoned or impaired in value, are written down in the year of abandonment or impairment.

         Upon commencement of commercial production, all related deferred property acquisition; exploration and development expenditures will be amortized and matched with future revenues.

         The amounts capitalized represent costs to be charged to operations in the future and do not necessarily reflect the present or future values of the particular properties.

         Administration expenses are charged to operations in the year incurred.

(b)      Oil and gas interests
         The Company follows the successful effort method of accounting for oil and gas properties. Under this method the initial acquisition and start up costs together with the costs of drilling, equipping and developing successful wells are capitalized. Exploration expenditures on dry holes are charged to operations.


------------------------------------------------------------------------------

-------------------------------------------------------------------------------
                                                                               7


                           Ripped Canada Artists Inc.
                          Notes to Financial Statements
                      For the Year Ended November 30, 2000


2.   Summary of Significant Accounting Policies (continued):

     (c) Financial instruments-
         The carrying value of all of the Company's financial instruments included in the working capital approximates their fair values since these instruments have short-term maturity dates.

         (d) Loss per share-
         The loss per share is computed on the basis of the weighted average number of shares outstanding during the year.

         (e) Investment in Joint ventures
         Certain of the Company's mineral exploration activities are conducted jointly with others. These financial statements reflect only the Company's proportionate interest in such activities.

         (f) Investment in Film and TV productions
         The Company's investment in film and TV productions, which consists primarily of acquisition costs and production development costs are recorded at the lower of cost and net realizable value. When it is determined that the net recoverable amount from the ultimate sale or lease of the associated film rights is less than its recorded amount, the related asset is written down to its net recoverable amount, which approximates fair market value.

         (g) Organization costs

         Organization costs are recorded at cost. Amortization is being provided using the straight-line basis over a three-year period.

3.       Investment in private film production company

         On November 7, 2000 the Company issued 250,000 common shares to acquire a 30 % interest in Axelblade Entertainment Ltd. (a Private Ontario Corporation), which is in the business of producing and distributing TV and Film's production rights.

4.       Investment in TV and Film Productions

         The Company owns participation rights in 3 TV and Film Productions whereby it can earn a participation of up to 20% of revenue earned from the sale and lease of the film rights.

5.       Oil and Gas interests

         The Company owns a 100% interest in oil and gas leases (#5499100079 on 640 acres of land in N.E. Alberta. On November 7, 2000, the Company signed an agreement with an unrelated party, to sell its investment. However to the date of the auditor's report the requirements for recognizing any gain or loss on the transaction have not been met, accordingly, the investment in the oil and gas leases have been recorded at cost.


-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
                                                                               8


                           Ripped Canada Artists Inc.
                          Notes to Financial Statements
                      For the Year Ended November 30, 2000


6.       Mining claims and deferred exploration expenditures


                                                                                         2000              1999
                                                                                   ------------      -------------
     Goldfeast Property -50% interest in 46 claims
     Townships of Godfrey, Carscullen and Bristol, District of Cochrane, Ontario
     Mining claims                                                                 $     85,135      $      85,135
     Deferred exploration expenditures                                                  169,392            161,839
                                                                                   ------------      -------------
                                                                                   $    254,527      $     246,964
                                                                                   ============      =============

     TOWNSHIPS OF GODFREY, CARSCULLEN AND BRISTOL
     The Company has an option to acquire a 50% working interest in the property, known as the "Goldfeast Property" which consists of 46 claims. In order to earn its interest the Company paid $40,000 and agreed to issue
     200,000 common shares (issued).

7.   Related Party Transactions

     The advances from related parties are interest free and have no fixed repayment terms. A Company controlled by the President was paid $24,000;
     (1999; $24,000) for management services provided and $10,000 and $7,000 in 1999 for office rent.

8.   Share Capital
     a) Authorized- An unlimited number of Common shares
             -  an unlimited number of Class A shares, without par value, non-voting
             -  an unlimited number of Class B shares, without par value, non-voting
     b) Issued:                                         NUMBER             $
                                                        ------         --------
      Common Shares
       Balance, November 30, 1998                      1,544,073       497,438
       Issued in settlement of debt                       54,615        10,923
       Issued on exercise of employee stock options      284,300        48,860
                                                    -------------  -------------
       Issued in 1999                                    338,915      - 59,783
                                                    -------------  -------------
       Balance, November 30, 1999                      1,882,988      -557,221
                                                    -------------  -------------

         Issued for property                             100,000        20,000
         Issued in settlement of debt                     93,750        18,750
         Issued on acquisition of film rights          1,125,000       437,500
         Issued on exercise of employee stock options    308,000        81,600
                                                    -------------  -------------
         Issued in 2000                                1,801,750      -602,850
                                                    -------------  -------------

         Balance:  November 30, 2000                   3,069,738  $  1,160,071
                                                    =============  =============

     Officers, directors and employee stock option plan
     Under a management and key employee incentive option plan the Company has granted to certain officers, directors and key employees, stock options to purchase up to 10% of the issued and outstanding common shares of the Company at any given time.

     As at November 30, 2000, options were outstanding to purchase up to 205,000 at $0.50 per share until October 16, 2005.


-------------------------------------------------------------------------------




-------------------------------------------------------------------------------
                                                                               9


                           Ripped Canada Artists Inc.
                          Notes to Financial Statements
                      For the Year Ended November 30, 2000


9.   Changes in Non-Cash Operating Working Capital Balances
     b) Issued:                                     2000                1999
                                                -------------      -------------
     Cash provided by (used for):
     Accounts receivable                        $        637      $        (969)
     Prepaid expenses and deposits                         -              9,036
     Accounts payable and accrued liabilities         27,040             13,647
                                                 ------------      -------------
                                                $     27,677      $      (5,580)
                                                ============      ==============
10.      Income taxes

     The Company has non-capital losses for income tax purposes of $ 309,899 the benefit of which has not been reflected in these financial statements.
     Unless sufficient taxable income is earned, these losses will expire in the following years:
         2004                                         23,460
         2005                                        132,801
         2006                                         68,138
         2007                                         85,500
                                                -------------
                                                $    309,899
                                                =============

11.       United States Accounting Principles

     The financial statements presented are in accordance with Generally
     Accepted Accounting Principles ("GAAP") in Canada, which do not present any material differences with GAAP as it applies in the United States of America.

12.  Subsequent Events

     On December 7, 2000 the Company made application to the Securities and Exchange Commission to become a foreign private issuer.



-------------------------------------------------------------------------------






                                                                        PAGE A 3


















                           3RD QUARTER AUGUST 31, 2000







FINDORE GOLD RESOURCES LTD.
STATEMENT OF LOSS AND DEFICIT
NINE MONTHS ENDED AUGUST 31, 2000
-------------------------------------------------------------------------------
                                                  2000        1999

OFFICE, GENERAL & ADMINISTRATION
Travel, entertainment and investor relations   $      0    $  8,825
Management fees                                  18,000           0
Transfer agent's fees                             3,800       5,900
Consulting fees                                   5,000      11,000
Rent                                              3,750       7,000
Office, general & administration                  4,960       8,387
Legal & audit                                     3,200       5,150

Amortization                                      3,375       1,400
                                               --------    --------

                                                 42,085      47,662
                                               --------    --------
GAIN (LOSS) FOR THE PERIOD                     $(42,085)   $(47,662)
                                               ========    ========

LOSS PER SHARE                                   -$0.03      -$0.03
                                               ========    ========


CASH FLOW STATEMENT (UNAUDITED)
NINE MONTHS ENDED AUGUST 31, 2000
-------------------------------------------------------------------------------

                                                      2000       1999
CASH PROVIDED BY (USED IN):
  OPERATING ACTIVITIES

  Loss for the period                              $(42,085)   $(47,662)
  Item not requiring cash outlay

    - Amortization                                    3,375       1,400
                                                   --------    --------
                                                    (38,710)    (46,262)

   Changes in non-cash operating working capital     (1,911)     17,216
                                                   --------    --------

                                                    (40,621)    (29,046)
                                                   --------    --------
FINANCING ACTIVITIES

  Issuance of common shares                          36,000      30,923

  Loans and advances from related parties            29,070      10,778
                                                   --------    --------

                                                     65,070      41,701
                                                   --------    --------
INVESTING ACTIVITIES

 Film development costs                             (22,305)

 Deferred exploration & property expenditures          --       (15,000)
                                                   --------    --------

                                                    (22,305)    (15,000)
                                                   --------    --------


INCREASE (DECREASE) IN CASH                           2,144      (2,345)

Cash, beginning of year                               2,703       5,364
                                                   --------    --------
CASH, END OF PERIOD                                 $ 4,847     $ 3,019
                                                   ========    ========

                                                                        PAGE A 4











                            2ND QUARTER MAY 31, 2000

FINDORE GOLD RESOURCES LTD.
STATEMENT OF LOSS AND DEFICIT
SIX MONTHS ENDED MAY 31, 2000
-------------------------------------------------------------------------------

                                                 2000     1999
OFFICE, GENERAL & ADMINISTRATION
Travel, entertainment and investor relations   $     0   $ 6,726
Transfer Agent's fees                                0     3,327
Consulting fees                                      0     5,727
Office, general & administration                 2,226     1,867
Legal and audit                                    500     5,100
Amortization                                         0     1,200
                                               -------   -------

                                                 2,726    23,947
                                               -------   -------

GAIN (LOSS) FOR THE PERIOD                      $2,726   $23,947
                                               =======   =======

LOSS PER SHARE                                  -$0.00    -$0.02
                                               =======   =======


CASH FLOW STATEMENT (UNAUDITED)
SIX MONTHS ENDED MAY 31, 2000
-------------------------------------------------------------------------------

                                                      2000            1999
CASH PROVIDED BY (USED IN):
  OPERATING ACTIVITIES
   Loss for the period                               $ (2,726)      $(23,947)
   Item not requiring cash outlay
     - Amortization                                       800          1,200
                                                     --------       --------

                                                       (1,926)       (22,747)

    Changes in non-cash operating working capital      (1,490)        31,642
                                                     --------       --------


                                                       (3,416)         8,895
                                                     --------       --------
 FINANCING ACTIVITIES
   Loans and advances from related parties              1,250          3,600
                                                     --------       --------

 INVESTING ACTIVITIES
  Deferred exploration & property expenditures              0        (15,000)
                                                     --------       --------

                                                            0        (15,000)
                                                     --------       --------


 INCREASE (DECREASE) IN CASH                           (2,166)        (2,505)
 Cash, beginning of year                                2,703          5,364
                                                     --------       --------
 CASH, END OF PERIOD                                   $  537        $ 2,859
                                                     ========       ========

                                                                        PAGE A 5













                          1ST QUARTER FEBRUARY 29, 2000

FINDORE GOLD RESOURCES LTD.
STATEMENT OF LOSS AND DEFICIT
THREE MONTHS ENDED FEBRUARY 29, 2000
-------------------------------------------------------------------------------

                                                 1999      1998
OFFICE, GENERAL & ADMINISTRATION
Travel, entertainment and investor relations   $     0   $ 6,300
Consulting fees                                      0     3,515

Office, general & administration                 1,800     1,177

Amortization                                       300     1,100
                                               -------   -------

                                                 2,100    12,092
                                               -------   -------
GAIN (LOSS) FOR THE PERIOD                     $ 2,100   $12,092
                                               =======   =======

LOSS PER SHARE                                 $  0.00   $  0.01
                                               =======   =======


CASH FLOW STATEMENT (UNAUDITED)
THREE MONTHS ENDED FEBRUARY 29, 2000
-------------------------------------------------------------------------------

                                                                              1999       1998
CASH PROVIDED BY (USED IN):
  OPERATING ACTIVITIES
   Loss for the period                                                      $(2,100)   $(12,092)
   Item not requiring cash outlay
     - Amortization                                                             300       1,100
                                                                           --------    --------

                                                                             (1,800)    (10,992)

    Changes in non-cash operating working capital                              (838)     17,135
                                                                           --------    --------


                                                                             (2,638)      6,143
                                                                           --------    --------
 FINANCING ACTIVITIES
   Loans and advances from related parties                                        0       3,600
                                                                           --------    --------

 INVESTING ACTIVITIES
  Deferred exploration & property expenditures                                    0     (15,000)
                                                                           --------    --------

                                                                                  0     (15,000)
                                                                           --------    --------


 INCREASE (DECREASE) IN CASH                                                 (2,638)     (5,257)
 Cash, beginning of year                                                      2,703       5,364
                                                                           --------    --------
 CASH, END OF PERIOD                                                       $     65    $    107
                                                                           ========    ========

                                                                        PAGE A 6







                       AUDITED ANNUAL FINANCIAL STATEMENT
                                NOVEMBER 30, 1999

                           Findore Gold Resources Ltd.
                              Financial Statements
                                November 30, 1999


                                                                           PAGE
                                                                           ----

Auditor's Report to the Shareholders                                          2
Balance Sheet                                                                 3
Statement of Loss and Deficit                                                 4
Statement of Changes in Cash Flows                                            5
Notes to Financial Statements                                              6-10

-------------------------------------------------------------------------------
                                                                               2

WM. ANDREW CAMPBELL C.A.                                   Tel.: (416) 366-2856
SUITE 420, 111 RICHMOND ST. WEST                            Fax: (416) 366-8179
TORONTO, ONTARIO
M5H 2G4





                      Auditor's Report to the Shareholders

I have audited the balance sheets of Findore Gold Resources Ltd. as at November 30, 1999 and 1998 and the statements of loss and deficit and changes in cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted an audit in accordance with generally accepted auditing standards in Canada. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In my opinion these financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 1999 and 1998 and the results of its operations and the changes in its financial position for the year ended in accordance with generally accepted accounting principles.





 Signed  "Wm. Andrew Campbell"
Chartered Accountant
Toronto, Ontario
April 13, 2000

-------------------------------------------------------------------------------
                                                                               3

                           Findore Gold Resources Ltd.
                                  Balance Sheet
                        As at November 30, 1999 and 1998


                                     ASSETS
                                     ------


                                                                        1999         1998
                                                                     ---------    ---------


CURRENT
    Cash                                                             $   2,703    $   5,364
    Accounts receivable                                                    974         --
    Prepaid expenses and deposits                                         --        - 9,036
                                                                     ---------    ---------
                                                                         3,677       14,400
                                                                     ---------    ---------

OTHER
    Organization costs                                                   7,947       10,747
    Mining claims and deferred exploration expenditures (note 3)       246,964      378,595
                                                                     ---------    ---------
                                                                       254,911      389,342
                                                                     ---------    ---------
                                                                     $ 258,588    $ 403,742
                                                                     =========    =========

                                   LIABILITIES
                                   -----------
CURRENT
    Accounts payable and accrued liabilities                         $  17,073    $  30,720
    Loans and advances from related parties (Note 4)                    46,617       38,043
                                                                     ---------    ---------
    Total Liabilities                                                   63,690       68,763
                                                                     ---------    ---------

                               SHAREHOLDERS EQUITY
                               -------------------

SHARE CAPITAL (Note 5)                                                 557,221      497,438
DEFICIT (Page 4)                                                      (362,328)    (162,459)
                                                                     ---------    ---------
                                                                       194,898      334,979
                                                                     ---------    ---------
                                                                     $ 258,588    $ 493,742
                                                                     =========    =========


Approved on behalf of the Board:




  SIGNED:    "DREW CURRAH"                    :DIRECTOR
-------------------------------------------------------


  SIGNED:     "ROBERT BURTON"                 :DIRECTOR
-------------------------------------------------------




See accompanying notes to financial statements
 Refer to Auditor's Report appearing on Page 2

-------------------------------------------------------------------------------
                                                                               4

                          Findore Gold Resources Ltd..
                          Statement of Loss and Deficit
                      For the Year Ended November 30, 1999



                                                                       1999         1998
                                                                    ---------   ----------
Revenue
    Interest and other income                                       $    --      $     565
                                                                    ---------    ---------
                                                                         --            565
                                                                    ---------    ---------
Office, general and administrative
    Management fees, salaries and benefits                             28,873       37,119
    Office, general and administration                                 11,864       32,495
    Transfer agent's fees                                               5,899         --
    Travel, entertainment and investor relations                        8,825       26,817
    Consulting fees                                                     6,127       10,969
    Legal and audit                                                     3,750       27,771
    Amortization                                                        2,800        2,800
    Miscellaneous                                                        --          1,619
                                                                    ---------    ---------
                                                                       68,138      105,712
                                                                    ---------    ---------

Loss before the under noted item                                       68,138     (139,025)
Write down of mining claims and deferred exploration expenditures     131,731         --
                                                                    ---------    ---------
Net Loss for the Year                                                (199,869)    (139,025)
Deficit, Beginning of Year                                           (162,459)     (23,434)
                                                                    ---------    ---------
DEFICIT, END OF YEAR                                                $(362,328)   $(162,459)
                                                                    =========    =========
NET LOSS PER SHARE                                                  $   (0.11)   $   (0.09)
                                                                    =========    =========






See accompanying notes to financial statements
Refer to Auditor's Report appearing on Page 2

-------------------------------------------------------------------------------
                                                                               5


                           Findore Gold Resources Ltd.
                        Statement of Changes in Cash Flow
                      For the Years Ended November 30, 1999



                                                                                   1999        1998
                                                                              ----------    ---------
Cash provided by (Used in):
     Operating Activities
     Net loss for the year                                                     $(199,869)   $(139,025)
     Add: item not affecting cash:
         Amortization                                                              2,800        2,800
         - Write down of mining claims and deferred exploration expenditures     131,731         --
                                                                               ---------    ---------
                                                                                 (65,338)    (136,226)
     Changes in non cash operating working capital balances (Note 6)              (5,575)       7,004
                                                                               ---------    ---------
     (Used in) Operating Activities                                             -(70,913)    (129,222)
                                                                               ---------    ---------

     Financing Activities
     Issuance of common shares                                                    59,783      140,768
     Loans and advances from related parties                                       8,574       38,043
                                                                               ---------    ---------
     Provided by Financing Activities                                             68,357      178,811
                                                                               ---------    ---------

     Investing Activities
     Organization costs                                                             --        (13,046)
     Additions to mining claims and deferred exploration expenditures               (105)    (132,462)
                                                                               ---------    ---------
     (Used in) Investing Activities                                                 (105)    (145,508)
                                                                               ---------    ---------

     Decrease in Cash                                                             (2,661)     (95,519)
     Cash, beginning of year                                                       5,364      101,283
                                                                               ---------    ---------
     CASH, END OF YEAR                                                         $   2,703    $   5,364
                                                                               =========    =========




See accompanying notes to financial statements
 Refer to Auditor's Report appearing on Page 2

-------------------------------------------------------------------------------

                           FINDORE GOLD RESOURCES LTD.
                          NOTES TO FINANCIAL STATEMENTS
                                NOVEMBER 30, 1999


1.   Nature of Business and Going Concern Considerations

     Findore Gold Resources Ltd. (herein the "Company") was incorporated on June 19, 1997 under the Ontario Business Corporations, as a wholly owned subsidiary of Cantex Energy Inc., whose shares were subsequently transferred to the shareholders of Cantex by way of a taxable dividend. The Company is listed for trading on the Canadian Dealing Network ("CDN").

     The Company is in the process of exploring and developing its mineral exploration properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. The Company's future operations are dependent upon its ability to generate sufficient cash from new equity, operations and other means to pay its liabilities and develop its existing exploration properties.

2.   Summary of Significant Accounting Policies
     (a) Mineral exploration properties
     While the Company's interest in properties are in the exploration stage acquisition and exploration costs are deferred in the accounts. When a property reaches commercial production the related costs will be amortized over the estimated productive life of the property based on estimated proven reserves. Acquisition, development and exploration costs on abandoned properties are written off in the year of abandonment. Gains and losses on dispositions of properties are recognized when realized.

     (b) Administrative expense
     Administrative expenses not related to exploration and development activities are charged to operations. Those administrative expenses, which are incurred by the Company on exploration and development activities, are allocated to mining and oil and gas expenditures incurred during the year.

     (c) Joint ventures
     Certain of the Company's mineral exploration activities are conducted jointly with others. These financial statements reflect only the Company's proportionate interest in such activities.

     (d) Organization costs
     Organization costs are recorded at cost. Amortization is being provided using the straight-line basis over a three year period.

     (e) Loss per share
     The calculation of net loss per share is based on net loss divided by the weighted average number of common shares outstanding during the year.

-------------------------------------------------------------------------------

                           FINDORE GOLD RESOURCES LTD.
                          NOTES TO FINANCIAL STATEMENTS
                                NOVEMBER 30, 1999

3.   Mining claims and deferred exploration expenditures

                                                                                        1999             1998
                                                                                  -------------     --------------
     Goldfeast Property -50% interest in 46 claims
     Townships of Godfrey, Carscullen and Bristol, District of Cochrane, Ontario
     Mining claims                                                                 $        -        $      85,235
     Deferred exploration expenditures                                                      -              161,839
                                                                                   ------------      -------------
                                                                                            -              246,964
                                                                                   ------------      -------------
     McCool Township - 3 claims
      Larder Lake Mining Division, District of Cochrane, Ontario
     Mining claims                                                                          -               20,000
     Deferred exploration expenditures                                                      -        -         400
                                                                                   ------------      -------------
                                                                                            -               20,400
                                                                                   ------------      -------------
     Canton & Rale Townships - 13 claims
     Canton, Chibougamau Mining District, Quebec
     Mining claims                                                                          -               24,000
     Deferred exploration expenditures                                                      -                1,018
                                                                                   ------------      -------------
                                                                                            -               25,018
                                                                                   ------------      -------------
     Sheraton Township  - 50% interest in 2 claims
     Porcupine Mining Division, Ontario
     Mining claims                                                                          -               65,000
     Deferred exploration expenditures                                                      -        -      11,213
                                                                                   ------------      -------------
                                                                                            -               25,018
                                                                                   ------------      -------------
     Mining District of Keewatin - 50% interest in 4 claims
     North West Territories
     Mining claims                                                                          -               10,000
     Deferred exploration expenditures                                                      -                    -
                                                                                   ------------      -------------
                                                                                            -               10,000
                                                                                   ------------      -------------
                                                                                   $        -        $     378,595
                                                                                   ============      =============
     A summary of mining claims and deferred exploration expenditures:
     Mining claims                                                                 $        -        $     204,125
     Deferred exploration expenditures                                                      -              174,470
                                                                                   ------------      -------------
                                                                                   $        -        $     378,505
                                                                                   ============      =============

     TOWNSHIPS OF GODFREY, CARSCULLEN AND BRISTOL
     --------------------------------------------

     The Company has an option to acquire a 50% working interest in the property, known as the "Goldfeast Property" which consists of 46 claims. In order to earn its interest the Company paid $40,000 and agreed to issue 200,000 common shares (issued).


     MCCOOL TOWNSHIP, ONTARIO
     ------------------------

     The Company owned a 100% interest in 3 claims located in the Larder Lake Mining Division, which it abandoned during the current fiscal year. The property was subject to a 2% NSR ("Net Smelter Return Royalty") which could have been purchased for $1,000,000.

-------------------------------------------------------------------------------

                           FINDORE GOLD RESOURCES LTD.
                          NOTES TO FINANCIAL STATEMENTS
                                NOVEMBER 30, 1999

3.   Mining claims and deferred exploration expenditures (continued):

     CANTON & RALE TOWNSHIPS, ONTARIO
     --------------------------------

     The Company owned a 100% interest in 13 claims located in the Canton Chibougamau Mining District, Quebec, which it abandoned during the current fiscal year. The property was subject to a 3% NSR ("Net Smelter Return Royalty") which could have been purchased for $2,000,000.

     SHERATON TOWNSHIP, ONTARIO
     --------------------------

     The Company had an option to acquire a 50% interest in 2 mining claims in the Porcupine Mining Division, Ontario. In order to earn its interest the Company was required to pay $20,000 which was paid and issue 50,000 common shares of Cantex Energy Inc. all of which were issued.

     The Company was also required to make exploration expenditures of $289,000 prior to December 31, 1999. The Company abandoned the property during the current fiscal year, as the exploration expenditures were not made. The property was also subject to a 2% NSR ("Net Smelter Return Royalty") which could have been reduced to 1% for $500,000.

     MINING DISTRICT OF KEEWATIN, NORTH WEST TERRITORIES
     ---------------------------------------------------

     The Company owned a 50.0% interest in unpatented mining claims, which were abandoned during the year.

4.   Related Party Transactions

     The advances from related parties are interest free and have no fixed repayment terms. A Company controlled by the President was paid $24,000 in 1999 and $24,000 in 1998 for management services provided and $7,000 and nil in 1998 for office rent.

5.   Share Capital

     a) Authorized- An unlimited number of Common shares
          - an unlimited number of Class A shares, without par value, non-voting
          - an unlimited number of Class B shares, without par value, non-voting
          -
     b) Issued-

                                                                                          #                $
                                                                                  -------------      -------------
         i) Class A Shares
               Balance: November 30, 1997                                                   100            100,000
               Issued for mineral exploration properties                                     72            100,800
                                                                                  -------------      -------------
                                                                                            172            200,800
               Less: converted to common shares                                            (172)          (200,800)
                                                                                  -------------      -------------
               Balance: November 30, 1998 and 1999                                            -                  -
                                                                                  -------------      -------------
     ii) Common Shares
         Balance, November 30, 1997                                                           1            256,670
         Issued on conversion of Class A Shares (above)                               1,434,072            200,800
         Issued for property                                                             50,000             10,000
         Issued on exercise of employee stock options                                   100,000             29,968
                                                                                  -------------      -------------
         Issued in 1998                                                               1,544,072      -     240,768
                                                                                  -------------      -------------
         Balance, November 30, 1998                                                   1,544,073      -     497,438
                                                                                  -------------      -------------

-------------------------------------------------------------------------------

                           FINDORE GOLD RESOURCES LTD.
                          NOTES TO FINANCIAL STATEMENTS
                                NOVEMBER 30, 1999

5.   Share Capital (continued)

     b) Issued-

                                                                                          #                $
                                                                                  -------------      -------------
     i) Common shares
         Balance, November 30, 1998                                                   1,544,073      $     497,438
                                                                                  -------------      -------------
         Issued in settlement of debt                                                    54,615             10,923
         Issued on exercise of employee stock options                                   284,300             48,860
                                                                                  -------------      -------------
         Issued in 1999                                                                 338,915      -      59,783
                                                                                  -------------      -------------
         Balance:  November 30, 1999                                                  1,882,988      $     557,221
                                                                                  =============      =============

     Officers, directors and employee stock option plan

     Under a management and key employee incentive option plan the Company has granted to certain officers, directors and key employees, stock options to purchase up to 10% of the issued and outstanding common shares of the Company at any given time.

     As at November 30, 1999, options were outstanding to purchase up to 25,000 at $0.20 per share until October 14, 2004.

6.   Changes in Non-Cash Operating Working Capital Balances

                                                                                           1998               1997
                                                                                   -------------     -------------
     Cash provided by (used for):
     Accounts receivable                                                           $       (964)     $      (8,832)
     Prepaid expenses and deposits                                                        9,036                  -
     Accounts payable and accrued liabilities                                           (13,647)            15,836
                                                                                   -------------     -------------
                                                                                   $     (5,575)     $       7,004
                                                                                   =============     =============

7.   Income taxes

     The Company has non-capital losses for income tax purposes of $ 224,399 the benefit of which has not been reflected in these financial statements. Unless sufficient taxable income is earned, these losses will expire in the following years:

         2004                                                                      23,460
         2005                                                                     132,801
         2006                                                                      68,138
                                                                             ------------
                                                                             $    224,399
                                                                             ============

                                                                         PAGE A7













                       AUDITED ANNUAL FINANCIAL STATEMENT

                               NOVEMBER 30, 1998

                           FINDORE GOLD RESOURCES LTD.
                              FINANCIAL STATEMENTS
                                NOVEMBER 30, 1998


                                                                                       PAGE
                                                                                       ----
AUDITOR'S REPORT TO THE SHAREHOLDERS                                                      2
BALANCE SHEET                                                                             3
STATEMENT OF LOSS AND DEFICIT                                                             4
STATEMENT OF CHANGES IN FINANCIAL POSITION                                                5
NOTES TO FINANCIAL STATEMENTS                                                         6 - 9

------------------------------------------------------------------------------ 2


WM. ANDREW CAMPBELL C.A.                                    TEL.: (416) 366-2856
SUITE 420, 111 RICHMOND ST. WEST                             FAX: (416) 366-8179
TORONTO, ONTARIO
M5H 2G4






                      AUDITOR'S REPORT TO THE SHAREHOLDERS

I have audited the balance sheets of Findore Gold Resources Ltd. as at November 30, 1998 and 1997 and the statements of loss and deficit and changes in financial position for the year ended November 30, 1998 and for the period from the date of incorporation, June 19, 1997 to November 30, 1997.These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted an audit in accordance with generally accepted auditing standards in Canada. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In my opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 1998 and 1997 and the results of its operations and the changes in its financial position for the year ended November 30, 1998 and for the period from the date of incorporation, June 19, 1997 to November 30, 1997 in accordance with generally accepted accounting principles in Canada.



Signed: "Wm. Andrew Campbell C.A."

Chartered Accountant
Toronto, Ontario
February 19, 1999

--------------------------------------------------------------------------------

------------------------------------------------------------------------------ 3

                           FINDORE GOLD RESOURCES LTD.
                                  BALANCE SHEET
                        AS AT NOVEMBER 30, 1998 AND 1997

                                                 ASSETS
                                                 ------
                                                                                      1998                  1997
                                                                                   ------------        -----------
CURRENT
Cash and term deposits                                                             $      5,364        $   101,283
Prepaid expenses and deposits                                                             9,036                204
                                                                                   ------------        -----------
                                                                                         14,400            101,487
                                                                                   ------------        -----------
OTHER
MINING CLAIMS AND DEFERRED EXPLORATION EXPENDITURES (Note 4)                            378,595            246,133
ORGANIZATION COSTS                                                                       10,747                500
                                                                                   ------------        -----------
                                                                                        389,342            246,833
                                                                                   ------------        -----------
                                                                                   $    403,742        $   348,120
                                                                                   ============        ===========
                                              LIABILITIES
                                              -----------
CURRENT
Accounts payable and accrued liabilities                                           $     30,720        $    14,984
Loans and advances from related parties (Note 5)                                         38,043                  -
                                                                                   ------------        -----------
     Total Liabilities                                                                   68,763             14,884
                                                                                   ------------        -----------
                                         SHAREHOLDERS EQUITY
                                         -------------------
SHARE CAPITAL   (Note 6)                                                                497,438            356,670
DEFICIT (Page 4)                                                                       (162,459)           (23,434)
                                                                                   -------------       ------------
                                                                                        334,979            333,236
                                                                                   -------------       ------------
                                                                                   $    403,742        $   348,120
                                                                                   ============         ==========



APPROVED ON BEHALF OF THE BOARD:

  SIGNED:        "DREW CURRAH"                ::DIRECTOR
--------------------------------------------------------

  SIGNED:        "COLIN HALANEN"              ::DIRECTOR
--------------------------------------------------------


SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

------------------------------------------------------------------------------ 4

                           FINDORE GOLD RESOURCES LTD.
                          STATEMENT OF LOSS AND DEFICIT
                FOR THE YEARS ENDED NOVEMBER 30, 1998 AND FOR THE
              PERIOD FROM THE DATE OF INCORPORATION, JUNE 19, 1997
                              TO NOVEMBER 30, 1997


                                                                                          1998             1997
                                                                                   ------------        -----------
     REVENUE
     Interest and other income                                                              565                  -
                                                                                   ------------        -----------
                                                                                            565                  -
                                                                                   ------------        -----------
     OFFICE, GENERAL AND ADMINISTRATIVE
     Management fees, salaries and benefits                                              37,119             11,000
     Office, general and administration                                                  32,495              8,434
     Travel, entertainment and investor relations                                        26,817                  -
     Consulting fees                                                                     10,969                  -
     Legal and audit                                                                     27,771              4,000
     Amortization                                                                         2,800                  -
     Miscellaneous                                                                        1,619                  -
                                                                                   ------------        -----------
                                                                                        139,590             23,434
                                                                                   ------------        -----------
     NET LOSS FOR THE PERIOD                                                           (139,025)           (23,434)
     Deficit, Beginning of period                                                       (23,434)                 -
                                                                                   -------------       -----------
     DEFICIT, END OF PERIOD                                                        $   (162,459)       $   (23,434)
                                                                                   ============        ===========
     NET LOSS PER SHARE                                                            $    (0.09)         $   (23.434)
                                                                                   ============        ===========





SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

------------------------------------------------------------------------------ 5

                           FINDORE GOLD RESOURCES LTD.
                   STATEMENT OF CHANGES IN FINANCIAL POSITION
            FOR THE YEARS ENDED NOVEMBER 30, 1998 AND FOR THE PERIOD
        FROM THE DATE OF INCORPORATION JUNE 19, 1997 TO NOVEMBER 30,1997

                                                                                       1998                1997
                                                                                   ------------        -----------
CASH PROVIDED BY (USED IN):
     OPERATING ACTIVITIES
     Net loss for the year                                                         $   (139,026)       $   (23,434)
     Add: item not affecting cash:
         - Amortization                                                                   2,800                  -
                                                                                   ------------        -----------
                                                                                       (136,226)           (23,434)
     Changes in non cash operating working capital balances (Note 7)                      7,004             14,680
                                                                                   ------------        -----------
     (USED IN) OPERATING ACTIVITIES                                                    (129,222)            (8,754)
                                                                                   -------------       ------------
     FINANCING ACTIVITIES
     Issuance of common shares                                                          140,768            356,670
     Loans and advances from related parties                                             38,043                  -
                                                                                   ------------        -----------
     PROVIDED BY FINANCING ACTIVITIES                                                   178,811            356,670
                                                                                   ------------        -----------
     INVESTING ACTIVITIES
     Additions to mining claims and deferred exploration expenditures                  (132,462)          (246,133)
     Organization costs                                                                 (13,046)              (500)
                                                                                   -------------       ------------
     (USED IN) INVESTING ACTIVITIES                                                    (145,508)          (246,633)
                                                                                   -------------       ------------
     INCREASE IN CASH                                                                   (95,519)           101,283
     Cash, beginning of year                                                            101,283                  -
                                                                                   ------------        -----------
     CASH, END OF YEAR                                                             $      5,364        $   101,283
                                                                                   ============        ===========







SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

------------------------------------------------------------------------------ 6

                           FINDORE GOLD RESOURCES LTD.
                          NOTES TO FINANCIAL STATEMENTS
                                NOVEMBER 30, 1998

1.   NATURE OF BUSINESS

Findore Gold Resources Ltd. (herein the "Company") was incorporated on June 19, 1997 under the laws of the Province of Ontario as a wholly owned subsidiary of Cantex Energy Inc. (herein "Cantex") a public company listed for trading on the Canadian Dealing Network.

On November 28, 1997 Cantex transferred certain mineral resource properties to the Company in consideration for the issuance of one common share with a stated value of $256,670, which approximated the fair market value of the net assets transferred. In addition, Cantex subscribed for 1 Class A share in consideration of $100,000.

On December 31, 1997, Cantex subscribed for an additional 72 Class A share in consideration of $100,800, the proceeds of which have been spent on Canadian Exploration Expenditures. These shares are qualified as flow through mining shares as defined in the Income Tax Act, Canada.

In addition the Company agreed to issue such additional common shares to Cantex as may be required in order that the Company have one common share outstanding for every four shares of Cantex as of when the Company receives receipt from the Ontario Securities Commission for a non-offering memorandum.

The Company is currently in the exploratory stage of development of its mining interests and has not yet determined whether these properties contain ore reserves that are economically recoverable. Future operations of the Company are dependent upon its ability to raise financing and attain profitable operations.


2.       ACCOUNTING FOR ACQUISITION OF ASSETS

Since the Company acquired all its assets from Cantex in exchange for the issuance of 1 common share (valued at a purchase price of $256,670) and there has not been a change in ownership, the net assets acquired are being recorded at their original cost, which approximates fair market value. The purchase price of $256,670 has been allocated to the assets acquired and liabilities assumed as follows:

             Current assets                                        $     11,179
             Mining interests                                           246,133
                                                                   ------------
                                                                        257,312
             Less: liabilities assumed                                     (642)
                                                                   ------------

             Consideration paid                                    $    256,670
                                                                    ===========


3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (a) Administrative expense

     Administrative expenses not related to exploration and development activities are charged to operations. Those administrative expenses, which are incurred by the Company on exploration and development activities, are allocated to mining and oil and gas expenditures incurred during the year.

     (b) Joint ventures
     Certain of the Company's oil and gas exploration activities are conducted jointly with others. These financial statements reflect only the Company's proportionate interest in such activities

--------------------------------------------------------------------------------

------------------------------------------------------------------------------ 7

                           FINDORE GOLD RESOURCES LTD.
                          NOTES TO FINANCIAL STATEMENTS
                                NOVEMBER 30, 1998

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

     (c) Mining claims and deferred exploration expenditures

     While the Company's interests in properties are in the exploration stage, acquisition and exploration costs are deferred in the accounts. When a property reaches commercial production the related costs are amortized over the estimated productive life of the property based on estimated proven reserves. Acquisition, development and exploration expenditures on abandoned properties are written off in the year of abandonment.
     Gains and losses on disposition of properties are recognized when realized.

     (d) Organization costs

     Organization costs are recorded at cost and are being amortized using the straight-line basis over three years.

     (e) Loss per share

     Loss per share is calculated using the weighted average number of common shares outstanding during the year.

4.   MINING CLAIMS AND DEFERRED EXPLORATION EXPENDITURES

                                                                                           1998               1997
                                                                                   ------------        -----------
         Goldfeast property - 46 claims
         Mining claims                                                             $     85,125        $    80,750
         Deferred exploration expenditures                                              161,839             68,315
                                                                                   ------------        -----------
                                                                                        246,964            149,065
                                                                                   ------------        -----------
         McCool Township - 3 claims
         Mining claims                                                                   20,000             20,000
         Deferred exploration expenditures                                                  400                400
                                                                                   ------------        -----------
                                                                                         20,400             20,400
                                                                                   ------------        -----------
         Zenith Property - 13 claims
         Mining claims                                                                   24,000             24,000
         Deferred exploration expenditures                                                1,018              1,018
                                                                                   ------------        -----------
                                                                                         25,018             25,018
                                                                                   ------------        -----------
         Sheraton Township - 3 claims
         Mining claims                                                                   65,000             47,250
         Deferred exploration expenditures                                               11,213              4,400
                                                                                   ------------        -----------
                                                                                         76,213             51,650
                                                                                   ------------        -----------
         Mining District of Keewatin, Northwest Territories  - 4 claims
         Mining claims                                                                   10,000                  -
         Deferred exploration expenditures                                                    -                  -
                                                                                   ------------        -----------
                                                                                         10,000                  -
                                                                                   ------------        -----------
                                                                                   $    378,595        $   246,133
                                                                                    ===========        ===========
         A summary of mining claims and deferred exploration expenditures:
         Mining claims                                                             $    204,125        $   172,000
         Deferred exploration expenditures                                              174,470             74,133
                                                                                   ------------        -----------
                                                                                   $    378,595        $   246,133
                                                                                    ===========        ===========

--------------------------------------------------------------------------------

------------------------------------------------------------------------------ 8

                           FINDORE GOLD RESOURCES LTD.
                          NOTES TO FINANCIAL STATEMENTS
                                NOVEMBER 30, 1998

5.   MINING CLAIMS AND DEFERRED EXPLORATION EXPENDITURES (continued):

         GOLDFEAST PROPERTY - 46 CLAIMS
         ------------------------------

         The Company has an option to acquire 50% working interest in the Goldfeast Property which consists of 14 unpatented mining claims blocks totaling 46 claims in Godfrey, Carscullen and Bristol Townships, District of Cochrane, Ontario. In order to earn its interest the Company paid $40,000 and agreed to issue 100,000 common shares in accordance with O.S.C. Policy 5.2, all of which have been issued.

         MCCOOL TOWNSHIP - 3 CLAIMS
         --------------------------

         The Company owns a 100% interest in 3 unpatented mining claims in McCool Township, Larder Lake Mining Division, District of Cochrane, Ontario. The property is subject to a 2% NSR ("net smelter return Royalty") which can be purchased for $1,000,000.

         ZENITH PROPERTY - 13 CLAIMS
         ---------------------------

         The Company owns a 100$ interest in 13 unpatented mining claims in Canton and Rale Township, Canton Chibougamau Mining District, Quebec. The property is subject to a 3% NSR which can be purchased for $2,000,000.

         SHERATON TOWNSHIP - 2 CLAIMS
         ----------------------------

         Cantex acquired an option to earn a 50% working interest in 2 mining claims in Sheraton Township, Porcupine Mining Division, Ontario pursuant to an option and joint venture agreement with Goldhunter Explorations Inc. Cantex has assigned this interest to the Company. In order to earn its interest the Company paid $20,000 and agreed to issue 50,000 common shares of Cantex all of, which have been issued except for 12,500 common shares which, are to be issued on April 21, 1999.

         In addition the Company must make exploration expenditures of $289,000; $70,000 of which should be spent prior to June 30, 1998 and the balance of $210,000 prior to December 31, 1999. The property is subject to a 2% NSR which can be reduced to 1% for $500,000.

         MINING DISTRICT OF KEEWATIN - 4 CLAIMS
         --------------------------------------

         The Company owns a 50% working interest in unpatented mining claims in the Mining District of Keewatin, North West Territories. In order to earn its interest the Company paid $10,000 and agreed to issue 50,000 common shares in accordance with OSC Policy 5.2.

6.   RELATED PARTY TRANSACTIONS

     The loans and advances from related parties are interest free and have no fixed repayment terms. During the year the president was paid a salary of $24,000 and $11,000 for the eleven-month period ended November 30, 1997.

--------------------------------------------------------------------------------

------------------------------------------------------------------------------ 9

                           FINDORE GOLD RESOURCES LTD.
                          NOTES TO FINANCIAL STATEMENTS
                                NOVEMBER 30, 1998

7.   SHARE CAPITAL

     A) AUTHORIZED: An unlimited number of Class A shares, without par value, non-voting and participating
     An unlimited number of Class B shares, without par value, non-voting and participating
     An unlimited number of Common shares

     B)  ISSUED:

                                                                                  #                 $
                                                                           ------------       -----------
     CLASS A SHARES
     Issued for cash                                                                100           100,000
                                                                           ------------       -----------
     CLASS A SHARES - NOVEMBER 30, 1997                                             100           100,000
     Issued under flow through financing arrangements                                72           100,800
                                                                           ------------       -----------
                                                                                    172           200,800
     Less: cost of issuance                                                         (72)         (200,800)
                                                                           ------------       -----------
     CLASS A SHARES - NOVEMBER 30, 1998                                               -        $        -
                                                                           ============       ===========
     Common Shares
     Issued for net assets acquired (see note 2)                                      1           256,670
                                                                           ------------       -----------
     COMMON SHARES - NOVEMBER 30, 1997                                                1           256,670
     Issued on conversion of Class A shares                                   1,434,072           200,800
     Issued for property                                                         50,000            10,000
     Issued on exercise of employee options                                     100,000            29,968
                                                                           ------------       -----------
     COMMON SHARES - NOVEMBER 30, 1998                                        1,584,073        $  497,438
                                                                           ============       ===========
     SHARE CAPITAL  - NOVEMBER 30, 1997                                                        $  356,670
                                                                                              ===========
     SHARE CAPITAL - NOVEMBER 30, 1998                                                         $  497,438
                                                                                              ===========

         Employee stock options
         As at November 30, 1998 employee stock options were outstanding for directors, officers and key employees to purchase up to 143,300 common shares as follows: 43,300 at $0.20 per share until September 22, 2003 and 100,000 at $0.20 per share until October 7, 2003

9.   CHANGES IN NON-CASH OPERATING WORKING CAPITAL BALANCES

                                                                               1998               1997
                                                                       --------------       ----------
         Cash provided by (used for):
         Accounts receivable                                           $       (8,832)     $      (204)
         Accounts payable and accrued liabilities                              15,836           14,884
                                                                       --------------       ----------
                                                                       $        7,004       $   14,680
                                                                       ==============       ==========

10.  INCOME TAXES

The Company has non-capital losses for income tax purposes of $156,261 the benefit of which has not been reflected in these financial statements. Unless sufficient taxable income is earned, these losses will expire in the following years:

          2004                      $        23,460
          2005                              132,801
                                    ---------------
                                    $       156,261
                                    ===============


--------------------------------------------------------------------------------

                                                                        PAGE A 8









                         1ST AUDITED FINANCIAL STATEMENT
                         FEBRUARY 28, 1998 QUARTERLY AND
                           NOVEMBER 30, 1997 YEAR-END

                           FINDORE GOLD RESOURCES LTD.
                              FINANCIAL STATEMENTS
                                FEBRUARY 28, 1998
                                       AND
                                NOVEMBER 30, 1997

                                                                                                             PAGE
                                                                                                             ----
AUDITOR'S REPORT TO THE DIRECTORS                                                                                1

BALANCE SHEET                                                                                                    2

STATEMENT OF LOSS AND DEFICIT                                                                                    3

STATEMENT OF CHANGES IN FINANCIAL POSITION                                                                       4

NOTES TO FINANCIAL STATEMENTS                                                                                 5-10

                                                                              1.
--------------------------------------------------------------------------------

WM. ANDREW CAMPBELL                                          TEL: (416) 366-2856
SUITE 420, 111 RICHMOND ST. WEST                             FAX: (416) 366-8179
TORONTO, ONTARIO
M5H 2G4

--------------------------------------------------------------------------------



                        AUDITOR'S REPORT TO THE DIRECTORS

I have audited the balance sheets of Findore Gold Resources Ltd. As at November 30, 1997 and the statements of loss and deficit and changes in financial position for the period from the date of incorporation, June 19, 1997 to November 30, 1997. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I have not audited the balance sheet of Findore Gold Resources Ltd. as at February 28, 1998 and the statements of loss and deficit and changes in financial position for the three month period ended February 28, 1998. Therefore, I will not express an opinion for the three month period ended February 28, 1998.

I conducted an audit in accordance with generally accepted auditing standards in Canada. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free from material misstatement. An audit includes examining, on a text basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as the overall financial statement presentation.

In my opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 1997 and the results of its operations and the changes in its financial position for the period then ended in accordance with generally accepted accounting principles.


Chartered Accountant
Toronto, Ontario
March 24, 1998
*except for note 7 and 9 which is*



--------------------------------------------------------------------------------

                                                                              2.
--------------------------------------------------------------------------------

                           FINDORE GOLD RESOURCES LTD.
                                  BALANCE SHEET
                  AS AT FEBRUARY 28, 1998 AND NOVEMBER 30, 1997

                                     ASSETS
                                     ------

                                                 1998*                      1997
                                               --------                   --------
CURRENT
Cash                                           $124,078                   $101,283
Accounts Receivable                               4,608                        204
                                               --------                   --------
                                                128,686                    101,487
                                               --------                   --------

OTHER                                               500                       500
Organization costs                              331,711                    246,133
                                               --------                   --------
Mining interests (Note 4)                       332,211                    246,633
                                               --------                   --------
                                               $460,897                   $348,120
                                               ========                   ========

                                   LIABILITIES
                                   -----------
CURRENT
Accounts payable and accrued liabilities        $39,399                    $14,884
Advances from Cantex Energy Inc. (Note 5)        12,679                          -
                                               --------                   --------
Total Liabilities                                52,078                     14,884
                                               --------                   --------

                               SHAREOLDERS EQUITY
                               ------------------

SHARE CAPITAL (Note 1, 2 & 7)                   457,470                    356,670
DEFICIT (Page 3)                                (48,651)                   (23,434)
                                               --------                   --------
                                                408,819                    333,236
                                               --------                   --------
                                               $460,897                   $348,120
                                               ========                   ========



APPROVED ON BEHALF OF THE BOARD:

       "SIGNED"
--------------------------  Director
       Drew Currah

       "SIGNED"
--------------------------  Director
     Colin Halanen

*Unaudited

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

                                                                              3.
--------------------------------------------------------------------------------

                           FINDORE GOLD RESOURCES LTD.
                          STATEMENT OF LOSS AND DEFICIT
        FOR THE PERIOD FROM THE DATE OF INCORPORATION, JUNE 19, 1997 TO
      NOVEMBER 30, 1997 AND THE THREE MONTH PERIOD ENDED FEBRUARY 28, 1998


                                                           1998*                       1997
                                                          -------                     -------
OPERATING EXPENSES
Salaries and benefits                                      $9,586                     $11,000
Legal and audit                                             6,522                       4,000
Office general and administration                           6,109                       8,434
Consulting fees                                             3,000                           -
                                                          -------                     -------
Net loss for the period                                    25,217                      23,434
Deficit, beginning of period                               23,434                           -
                                                          -------                     -------
DEFICIT, END OF PERIOD                                    $48,651                     $23,434
                                                          =======                     =======
NET LOSS PER SHARE                                        $25,217                     $23,434
                                                          =======                     =======






*Unaudited, three months ended February 28, 1998



SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

                                                                              4.
--------------------------------------------------------------------------------

                           FINDORE GOLD RESOURCES LTD.
                   STATEMENT OF CHANGES IN FINANCIAL POSITION
        FOR THE PERIOD FROM THE DATE OF INCORPORATION, JUNE 19, 1997 TO
      NOVEMBER 30, 1997 AND THE THREE MONTH PERIOD ENDED FEBRUARY 28, 1998


                                                                1998*                   1997
                                                              --------               --------
CASH PROVIDED BY (USED IN):
     OPERATING ACTIVITIES
     Net loss for period                                      $(25,217)              $(23,434)
     Changes in non-cash operating working capital (Note 8)     20,111                 14,680
                                                              --------               --------
     USED IN OPERATING ACTIVITIES                               (5,106)                (8,754)
                                                              --------               --------
     FINANCING ACTIVITIES
     Advances from Cantex Energy Inc.                           12,679                      -
     Issuance of common shares                                       -                356,670
     Issuance of Class A shares                                100,800                      -
                                                              --------               --------
     PROVIDED BY FINANCING ACTIVITIES                          113,479                356,670
                                                              --------               --------
     INVESTING ACTIVITIES
     Organization costs                                              -                   (500)
     Additions to mining interests                             (85,578)              (246,133)
                                                              --------               --------
     (USED IN) INVESTING ACTIVITIES                            (85,578)              (246,633)
                                                              --------               --------
     INCREASE IN CASH                                           22,795                101,283
     Cash, beginning of period                                 101,283                      -
                                                              --------               --------
     CASH, END OF PERIOD                                      $124,078               $101,283
                                                              ========               ========


*Unaudited, three months ended February 28, 1998



SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

                                                                              5.
--------------------------------------------------------------------------------

                             FINDORE GOLD RESOURCES
                          NOTES TO FINANCIAL STATEMENTS
                  AS AT FEBRUARY 28, 1998 AND NOVEMBER 30, 1997

1.   NATURE OF BUSINESS

     Findore Gold Resources Ltd. (herein "FGRL") is a wholly owned subsidiary of Cantex Energy Inc. ("Cantex") (formerly Findore Minerals Inc.), a reporting issuer in the Province of Ontario trading on the Canadian Dealer Network. FGRL was incorporated under the laws of the Province of Ontario on June 19, 1996.

     On November 28, 1997, Cantex transferred certain mineral resource properties to its wholly owned subsidiary, FGRL in consideration for the issuance of 1 common share with a stated value of $256,670, which approximates fair market value of the assets transferred. In addition, Cantex subscribed for 1 Class A share in consideration for $100,000.

     On December 31,1997, Cantex and additional 72 Class A shares in consideration for $108,800 the proceeds which have been spent on Canadian Exploration Expenditures. (see also note 9(a))

     The company has agreed to issue such additional common shares to Cantex as may be required in order that the company have one share outstanding for every four shares outstanding of Cantex as of Cantex as of when FGRL receives receipt from the Ontario Securities Commission for a Non Offering Prospectus.

     The company is currently in the exploratory stages of development of its mining interests. The company has not yet determined whether these resource properties contain ore reserves that are economically recoverable. The company's future operations are dependent upon its ability to raise equity and debt financing to pay its liabilities and develop its mining interests.

2.   ACCOUNTING FOR ACQUISITION OF ASSETS

     Since the company acquired all its assets from Cantex in exchange for the issuance of 1 common share (valued at a purchase price of $256,670) and there has not been a change in ownership, the net assets acquired are being recorded at their original cost which approximates fair market value. The purchase price of $256,670 has been allocated to the assets acquired and liabilities assumed as follows:

    Current assets                                       $ 11,179
    Mining interests                                      246,133
                                                         --------
                                                          257,313
    Less liabilities                                         (642)
                                                         --------
                                                         $256,670
                                                         ========




--------------------------------------------------------------------------------

                                                                              6.
--------------------------------------------------------------------------------

                           FINDORE GOLD RESOURCES LTD.
                          NOTES TO FINANCIAL STATEMENTS
                  AS AT FEBRUARY 28, 1998 AND NOVEMBER 30, 1997


3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (a) Organization costs

     Organization costs are recorded at cost. Amortization will be provided using the straight-line basis over a period of three years.

     (b) Mining Interests and Deferred and Exploration Expenditures

     While the Company's interests in properties are in the exploration stage, acquisition and exploration costs, less royalty payments are deferred in accounts. When a proerty reaches commercial production, the related costs will be amortized over the estimated production life of the property based on estimated proven recoverable reserves. Mining properties costs on abandoned properties are written off in the year of abandonment. Gains and losses on dispositions of properties are recognized when realized.

     (c) Joint Ventures

     Certain of the Company's exploration activities are conducted jointly with others. These financial statements reflect only the Company's proportionate interest in such activities.

     (d) Administrative Expenses

     Administrative expenses not related to exploration activities are charged to operations. Those administrative expenses which are incurred by the company o exploration activities are allocated to the mineral properties on the basis of deferred expenses incurred in the year.

     (e) Financial Instruments

     Financial instruments are initially recorded at cost. The fair value of cash, accounts receivable and accounts payable approximate their recorded amounts because of the short period between receipt and payment of cash.

     (f) Net Loss Per Share

     The calculation of net loss per share is based on loss divided by the weighted average number of common shares that were outstanding during the period.


--------------------------------------------------------------------------------

                                  ATTACHMENT B

                                    EXHIBITS

INDEX TO EXHIBITS                                                           PAGE
                                                                            ----
                    ARTICLES OF INCORPORATION                               B  1

                    ARTICLES OF AMENDMENT                                   B  2

                    FORM FX                                                 B  3

                                                                        PAGE B 1













                            ARTICLES OF INCORPORATION

                        ORIGINAL FORMATION OF THE COMPANY

For Ministry Use Only                Ontario Corporation Number             Page
A l'usage exclusif du ministere    Numero de la societe en Ontario
                                               1243157

[ONTARIO LOGO] MINISTRY OF              MINISTERE DE
               CONSUMER AND             LA CONSOMMATION
               COMMERCIAL RELATIONS     ET DU COMMERCE
               C E R T I F I C A T E    C E R T I F I C A T
               This is to certify that  Ceci certifie que les presents
               these articles are       status entrent en vigueur le
               effective on
                 JUNE 19                JUIN, 1997
               .......................................................

                             [illegible signature]
                              Director/Directeur
                Business Corporations Act/Loi de sur les compagnies

--------------------------------------------------------------------------------
   Form 1
  Business
Corporations
    Act

  Formule 1
    Loi
   sur les
societes par
   actions
                            ARTICLES OF INCORPORATION
                              STATUTS CONSTITUTIFS


1. The name of the corporation is:           Denomination sociale de la societe:

   -----------------------------------------------------------------------------
   F I N D O R E   G O L D   R E S O U R C E S    L T D .
   -----------------------------------------------------------------------------

   -----------------------------------------------------------------------------

   -----------------------------------------------------------------------------

   -----------------------------------------------------------------------------

2. The address of the registered office is:   Adresse du siege social:

   56 Temperance Street, 6th Floor, ste. 602
--------------------------------------------------------------------------------
   (Street & Number or R.R. Number & if Multi-Office Building give Room No.) (Rue et numero ou numero de la R.R. et, s'il s'agit d'un edifice a bureaux, numero du bureau)

                                                                     -----------
   Toronto, Ontario                                                  M 5 H 3 V 5
--------------------------------------------------------------------------------
                     (Name of Municipality or Post Office)         (Postal Code)
                 (Nom de la municipalite ou du bureau de poste)    (Code postal)

3. Number (or minimum and maximum number)       Nombre (ou nombres minimal et
   of Directors is:                             maximal)

   MINIMUM OF ONE (1)     MAXIMUM OF SEVEN (7)

4. The first director(s) is/are:    Premier(s) Administrateur(s):
                                                                                               Resident
                                    Residence address, giving Street & No. or R.R. No.,        Canadian
First name, initials and surname    municipality and postal code                                 State
Prenom, initiales et nom de         Adresse personnelle, y compris la rue et                   Yes or No
famille                             le numero, le numero de la R.R., le nom de                 Resident
                                    la municipalite et le code postal                          Canadian
                                                                                               Oui/Non
--------------------------------------------------------------------------------------------------------
ANDREW CURRAH                       3048 SENECA DRIVE                                            YES
                                    OAKVILLE, ONTARIO L6L 1A9

[COMPREHENSIVE LEGAL SERVICES LTD. LOGO]


   5. Restrictions, if any, on business the corporation   Limites, s'il y a lieu, imposees aux activites
      may carry on or on powers the corporation may       commerciales ou aux pouvoirs de la societe:
      exercise:

      No restrictions on objects.














   6. The classes and any maximum number of shares that   Categories et nombre maximal, s'il y a lieu, d'actions
      the corporation is authorized to issue:             que la societe est autorisee a emettre:

            Unlimited number of common shares and preference shares.





[COMPREHENSIVE LEGAL SERVICES LTD. LOGO]


   7. Rights, privileges, restrictions and conditions     Droits,privileges,restrictions et conditions, s'il y a
      (if any) attaching to each class of shares and      lieu, rattaches a chaque categorie d'actions et pouvoirs des
      directors authority with respect to any class of    administrateurs relatifs a chaque categorie d'actions qui
      shares which may be issued in series:               peut etre emise en serie:

         Not applicable.







[COMPREHENSIVE LEGAL SERVICES LTD. LOGO]


   8. The issue, transfer or ownership of shares is/is    L'emission, le transfert ou la propriete d'actions est/n'est
      not restricted and the restrictions (if any)        pas restreint. Les restrictions, s'il y a lieu, sont les
      are as follows:                                     suivantes:

   Not applicable.















[COMPREHENSIVE LEGAL SERVICES LTD. LOGO]


9.       Other provisions, if any, are:                   Autres dispositions, s'il y a lieu:

         At any time or times, the corporation may purchase the whole or any part of its outstanding common shares and such shares shall be cancelled upon such purchase.













[COMPREHENSIVE LEGAL SERVICES LTD. LOGO]

   10. The names and addresses of the incorporators are:  Nom et adresse des fondateurs:

                                                          Full residence address or address of registered office
                                                          or of principal place of business giving street & No. or
       First name, initials and surname or corporate name R.R. No., municipality and postal code.
       Prenom, initiale et nom de famille ou              Adresse personnelle au complet, adresse du siege social ou
       denomination sociale                               adresse de l'etablissement principal, y compris la rue et
                                                          le numero ou le numero de la R.R., le nom de la municipalite et le code postal

-----------------------------------------------------------------------------------------------------------------------

        ANDREW CURRAH                                     3048 SENECA DRIVE
                                                          OAKVILLE, ONTARIO
                                                          L6L 1A9










These articles are signed in duplicate.                    Les presents status sont signes en double exemplaire.


--------------------------------------------------------------------------------
                          Signatures of incorporators
                           (Signature des fondateurs)

    /s/ Andrew Currah
--------------------------------
      ANDREW CURRAH

                                                                        PAGE B 2
















                              ARTICLES OF AMENDMENT

              CHANGE OF NAME, ONLY; NO CHANGE IN CAPITAL STRUCTURE

For Ministry Use Only                Ontario Corporation Number               1.
A L'USAGE EXCLUSIF DU MINISTERE    NUMERO DE LA SOCIETE EN ONTARIO
                                               1243157

[ONTARIO LOGO] MINISTRY OF              MINISTERE DE
               CONSUMER AND             LA CONSOMMATION
               COMMERCIAL RELATIONS     ET DU COMMERCE
               C E R T I F I C A T E    C E R T I F I C A T
               This is to certify that  Ceci certifie que les presents
               these articles are       status entrent en vigueur le
               effective on
                 OCTOBER 27           OCTOBRE, 2000
               .......................................................
                             [illegible signature]
                              Director/Directrice
                Business Corporations Act/Loi sur les societes par actions

--------------------------------------------------------------------------------
   Form 3
  Business
Corporations
    Act

  FORMULE 3
    LOI
   SUR LES
SOCIETES PAR
   ACTIONS
                             ARTICLES OF AMENDMENT
                            STATUTS DE MODIFICATION


1. The name of the corporation is:           DENOMINATION SOCIALE DE LA SOCIETE:

   -----------------------------------------------------------------------------
   F I N D O R E   G O L D   R E S O U R C E S    L T D .
   -----------------------------------------------------------------------------

   -----------------------------------------------------------------------------

   -----------------------------------------------------------------------------

   -----------------------------------------------------------------------------

2. The name of the corporation is            NOUVELLE DENOMINATION SOCIALE DE LA
   changed to (if applicable):               SOCIETE (S'IL Y A LIEU):

   -----------------------------------------------------------------------------
   R I P P E D   C A N A D A   A R T I S T S   I N C .
   -----------------------------------------------------------------------------

   -----------------------------------------------------------------------------

   -----------------------------------------------------------------------------

   -----------------------------------------------------------------------------

3. Date of incorporation/amalgamation:       DATE DE LA CONSTITUTION OU DE LA
                                             FUSION:


                                   1997/06/19
--------------------------------------------------------------------------------
                               (Year, Month, Day)
                               (ANNEE, MOIS, JOUR)

4. The articles of the corporation are        LES STATUTS DE LA SOCIETE SONT
   amended as follows:                        MODIFIES DE LA FACON SUIVANTE.

   The name of the Corporation is hereby changed to "RIPPED CANADA ARTISTS
   INC.".


DYE & DURHAM
Corporation
Forms-On-Disk

  CBR 173

                                                                              2.








   Form 3
  Business
Corporations
    Act

  FORMULE 3
    LOI
   SUR LES
SOCIETES PAR
   ACTIONS


   5. The amendment has been duly authorized as required  LA MODIFICATION A ETE DUMENT AUTORISEE CONFORMEMENT AUX ARTICLES
      by Sections 168 & 170 (as applicable) of the        168 ET 170 (SELON LE CAS) DE LA LOI SUR LES SOCIETES PAR ACTIONS.
      Business Corporations Act.



   6. The resolution authorizing the amendment was        LES ACTIONNAIRES OU LES ADMINISTRATEURS (SELON LE CAS) DE LA
      approved by the shareholders/directors              SOCIETE ONT APPROUVE LA RESOLUTION AUTORISANT LA MODIFICATION LE
      (as applicable) of the corporation on:


                                                                2000/10/17
---------------------------------------------------------------------------------------------------------------------------
                                                                (Year, Month, Day)
                                                                (ANNEE, MOIS, JOUR)
      These articles are signed in duplicate.             LES PRESENTS STATUS SONT SIGNES EN DOUBLE EXEMPLAIRE.


                                          FINDORE  GOLD   RESOURCES  LTD.
                                      --------------------------------------
                                               (Name of Corporation)
                                        (DENOMINATION SOCIALE DE LA SOCIETE)



                                      BY/PAR:    [illegible],        DIRECTOR
                                             -----------------------------------
                                             (Signature) (Description of Office)
                                             (SIGNATURE)       (FONCTION)



DYE & DURHAM
Corporation
Forms-On-Disk

  CBR 173

                                                                        PAGE B 3
















                                     FORM FX

--------------------------------------------------------------------------------
SEC 2288 POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION (1-2000) CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM Previous DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
versions
obsolete
--------------------------------------------------------------------------------
                                                      ------------------------
                                                      OMB APPROVAL
                                                      ------------------------
                                                      OMB Number: 3235-0379
                                                      ------------------------
                                                      Expires: March 31, 2000
                                                      ------------------------
                                                      Estimated average burden
                                                      hours per response..2.0
                                                      ------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM F-X

                 APPOINTMENT OF AGENT FOR SERVICE OF PROCESS AND
                                   UNDERTAKING

                              GENERAL INSTRUCTIONS

I.   Form F-X shall be filed with the commission:

     (a) by any issuer registering securities on Form F-8, F-9, F-10 or F-80 under the Securities Act of 1933;

     (b) by any issuer registering securities on Form 40-F under the Securities Exchange Act of 1934 (the "Exchange Act");

     (c) by any issuer filing a periodic report on Form 40-F, if it has not previously filed a Form F-X in connection with the class of securities in relation to which the obligation to file a report on Form 40-F arises;

     (d)  by any issuer or other non-US person filing tender offer documents on
          Schedule 13E-4F, 14D-1 or 14D-9F;

     (e) by any non-US person acting as trustee with respect to securities registered on Form F-7, F-8, F-9, F-10, F-80 or SB-2;
                                                          ----

     (f) by a Canadian issuer qualifying an offering statement pursuant to the provisions of REGULATION A or registering securities on Form SB-2; and

     (g)  by any non-US issuer providing FORM CB to the Commission in connection
                                         -------
          with a tender offering or business combination.

A Form F-X filed in connection with any other Commission form should not be bound together with be included only as an exhibit, such other form.


II. Six copies of the Form F-X, one of which must be manually signed, shall be filed with the Commission at its principal office.

     A.   Name of issuer or person filing ("Filer"): Ripped Canada Artists Inc.
                                                     --------------------------

     B.   This is [check one]

          _X_ an original filing for the Filer

          __ an amended filing for the Filer

     C.   Identify the filing in conjunction with which Form is being filed:

          Name of Registrant: Ripped Canada Artists Inc.
                              --------------------------------------------------
          Form type 10SB
                    ---------------------------------------------

          File Number (if known)   SEC #________________________________________

          Filed by________________________________________________________

          Date filed (if not filed concurrently, so indicate): concurrent with
                                                               -----------------
          10SB, April, 2001
          ----------------------------------------------------------------------

     D. The Filer is incorporated or organized under the laws of (Name of the jurisdiction under whose laws the issuer is organized or incorporated PROVINCE OF ONTARIO and has its principal place of business at
          -------------------
          (Address in full and telephone number):

           56 Temperance Street, 6th Floor
          -----------------------------------------------------------
           Toronto, Ontario M5H 3V5  416-363-2114
          -----------------------------------------------------------

     E. The Filer designates and appoints (Name of United States person Serving as agent) James W. Wolff ("Agent") located at (Address in full
                            --------------
          in the United States and telephone number) 199 E. Boca Raton Rd.,
                                                     ----------------------
          Suite 7A, Boca Raton, Florida, 33435-561-750-9861
          --------------------------------------------------------------

          as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in

     (a) any investigation or administrative proceeding conducted by the Commission; and

     (b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns (i) any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form (Name of form) 10SB,
                                                          ----- --------------
          on (Date) _________ or any purchases or sales of any security in connection therewith; (ii) the securities in relation to which the obligation to file an annual report on Form 40-F arises, or any purchases or sales of such securities; (iii) any tender offer for the securities of a Canadian issuer with respect to which filings are made by the Filer with the Commission on Schedule 13E-4F, 14D-1F or 14D-9F; or (iv) the securities in relation to which the Filer acts as trustee pursuant to an exemption under Rule 10a-5 under the Trust Indenture Act of 1939. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof has been made.

     F.   Each person filing this Form in connection with:

          (a)  the use of Form F-9, F-10, 40-F or SB-2 or Schedule 13E-4F,
                                                  ----
               14D-1F or 14D-9F stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the issuer of the securities to which such Forms and Schedules relate has ceased reporting under the Exchange Act;

          (b)  the use of Form F-8, Form F-80 or FORM CB stipulates and agrees
                                                 -------
               to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent, the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed following the effective date of the latest amendment to such Form F-8, Form F-80 or Form CB;

          (c) its status as trustee with respect to securities registered on Form F-7, F-8, F-9, F-10, F-80 or SB-2 stipulates and agrees to
                                                 ----
               appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time during which any of the securities subject to the indenture remain outstanding; and

          (d) the use of Form 1-A or other Commission form for an offering pursuant to REGULATION A stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date of the last sale of securities in reliance upon the Regulation A exemption.

Each filer further undertakes to advise the Commission promptly of any change to the Agent's name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

     G. Each person filing this, other than a trustee filing in accordance with General Instruction I. (a) of this Form, undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the Forms, Schedules and offering statement described in General Instructions I. (a), I. (b), I. (c), I. (d), and I.(f) of this Form, as applicable; the securities to which such Forms, Schedules and offering statements relate; and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Ontario Country of Canada
                                         -----------------           -----------
this 17 day of April 17, 2001.
    ----       ---------------


    Ripped Canada Artists Inc.                     Drew Currah,    President
----------------------------------------       -------------------------------
             Filer:                               By: (Signature and Title)
                                                           DREW CURRAH

This statement has been signed by the following persons in the capacities and on the dates indicated.

                               /s/ James W. Wolff
--------------------------------------------------------------------------------
                                   (Signature) JAMES W. WOLFF

                                     Agent
--------------------------------------------------------------------------------
                                    (Title)

                                April 17, 2001
--------------------------------------------------------------------------------
                                     (Date)


INSTRUCTIONS

     1. The power of attorney, consent, stipulation and agreement shall be signed by the Filer and its authorized Agent in the United States.

     2. The name of each person who signs Form F-X shall be typed or printed beneath such person's signature. Any person who occupies more than one of the specified positions shall indicate each capacity in which such person signs Form F-X. If any name is signed pursuant to a board resolution, a copy of the resolution shall be filed with each copy of Form F-X. A certified copy of such resolution shall be filed with the manually signed copy of Form F-X. If any name is signed pursuant to a power of attorney, a copy of the power of attorney shall be filed with each copy of Form F-X. A manually signed copy of such power of attorney shall be filed with the manually signed copy of Form F-X.